

July 21, 2010

Mr. Steven E. Keller
Senior Vice President, General Counsel, and Secretary
Affinia Group Intermediate Holdings, Inc.
1101 Technology Drive
Ann Arbor, Michigan 48108

> **Re:** **Affinia Group Intermediate Holdings, Inc.**
> **Form 10-K**
> **File No. 333-128166**

Dear Mr. Keller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2009 compared to the Year Ended December 31, 2008, page 25

1. Please add footnote disclosure to your tabular presentation here indicating the basis on which the currency effect was calculated.

2. You appear to attribute the improvement in gross margin entirely to cost savings resulting from your restructuring efforts. If the decreases in oil and steel prices and/or the strengthening of the U.S. dollar had a material impact upon gross margin or operating profit in fiscal 2009, please expand your narrative to address and quantify these factors as well.

Consolidated Financial Statements

Consolidated Balance Sheets, page 39

3. We note from your disclosure in Note 2 on page 42 that you have not adjusted the December 31, 2008 consolidated balance sheet to reflect this segment as a discontinued operation. Please note that FASB ASC 205-20-50-2 indicates that the major classes of assets and liabilities classified as held for sale shall be separately disclosed either on the face of the statement of financial position or in the notes to financial statements, and FASB ASC 205-10-45-3 indicates that prior-year figures shown for comparative purposes shall in fact be comparable with those shown for the most recent period. As you have presented assets and liabilities of discontinued operations for the year ended December 31, 2009 separately on the face of your financial statements, please revise your December 31, 2008 consolidated balance sheet presentation to also reflect this segment as a discontinued operation for comparative purposes. If you continue to believe that no additional disclosures are required, please provide support for your conclusion.

Consolidated Statements of Shareholders' Equity, page 40

4. We note from your presentation here that you recorded capital contributions of $3 million and $25 million in fiscal 2008 and 2009, respectively. Please provide to us the detail of such contributions, and tell us how these contributions (and any related transactions with Affinia Group Holdings, Inc.) are disclosed and classified in your financial statements. In particular, we note that your Statement of Cash Flows for the year ended December 31, 2008 indicates a capital contribution of $50 million as a financing activity, which appears to relate to the $50 million received by Affinia Acquisition LLC from Affinia Group Holdings, Inc. for the 2008 Haimeng transaction per your disclosure in Note 3. We also note that, although you consolidated this VIE, you owned only 5% of the VIE (and its contributed capital) as of December 31, 2008. We assume that the $3 million capital contribution recorded in fiscal 2008 is the result of these circumstances. Please advise, supplementally. We also note from disclosure elsewhere in your filing that, in June of fiscal 2009, you received a contribution of $33 million in principal amount of senior subordinated notes purchased in the open market from Affinia Group Holdings, Inc., your parent. Finally, we note that you acquired an additional 35% ownership interest in the VIE for a purchase price of $25 million in June 2009. To facilitate our understanding of these transactions, please further explain the relationship of these events and how they were recorded.

Note 3 – Variable Interest Entity, page 43

5. Please tell us in your response and expand your disclosure to indicate why you believe you are the primary beneficiary, as defined in FASB ASC 810, of Affinia Acquisition LLC. Address your conclusions, supplementally and in detail, both prior and subsequent to January 1, 2010 when the guidance in ASU 2009-17 was adopted.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief